SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of October 2012

List of Exhibits:

1.	News Release entitled, “CNH Third Quarter 2012 EPS Increases 18% to $1.34 on Net Sales of $4.8 Billion”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Camillo Rossotto
Camillo Rossotto
Chief Financial Officer

October 31, 2012

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations	+1 (630) 887-3745

CNH Third Quarter 2012 EPS Increases 18% to $1.34 on Net Sales of $4.8 Billion

•	Net Sales of $4.8 billion +5% (+11% constant currency basis)

•	Agricultural equipment net sales of $4.0 billion +12% (+18% constant currency basis)

•	Construction equipment net sales of $830 million -21% (-14% constant currency basis)

•	Equipment Operations’ Operating Profit of $464 million, at a margin of 9.6% for the period

•	Diluted EPS attributable to CNH common shareholders at $1.34 per share, compared to $1.14 per share in Q3 2011

	Quarter Ended		Change
	9/30/2012	9/30/2011
	(US $ in millions, except per share data and percentages)
Net Sales of Equipment	$4,833	$4,613	4.8%
Equipment Operations Operating Profit	$464	$460	0.9%
Equipment Operations Operating Margin	9.6%	10.0%	-0.4 pts
Financial Services Net Income	$71	$53	34.0%
Net Income Attributable to CNH	$323	$274	17.9%
Net Income Before Restructuring and Exceptional Items	$323	$272	18.8%
Diluted EPS Attributable to CNH common shareholders	$1.34	$1.14	17.5%

BURR RIDGE, IL — (October 31, 2012) — CNH Global N.V. (NYSE: CNH) today announced financial results for the quarter ended September 30, 2012. Net sales for the quarter increased 5% (11% on a constant currency basis) to $4.8 billion as global demand for agricultural equipment remained solid, driven by high commodity prices offsetting the effects of a severe drought in North America. Strong agricultural equipment sales more than offset the reduction in sales of construction equipment due to challenging market conditions in most geographies and the negative effects of foreign currency translation. Equipment Operations posted a gross profit of $988 million, or 20.4% of net sales for the third quarter, and an operating profit of $464 million, as higher agricultural equipment revenues and positive net pricing in both segments compensated for increased SG&A expenditures and R&D expense (+22%) as a result of significant investments in new products and Tier 4 engine emissions compliance programs and the negative impact from foreign exchange.

Equipment net sales during the quarter were 83% agricultural equipment and 17% construction equipment. The geographical distribution of net sales in the quarter was 46% North America, 27% EAME & CIS, 15% Latin America, and 12% APAC markets.

Equipment Operations generated $450 million in cash flow from operations on a year-to-date basis, a 15% increase over the prior year, as improved net sales and operating performance more than offset the increased net working capital needed to support increased business activity. Year-to-date capital expenditures totaled $334 million, a 53% increase from the comparable 2011 period, largely as a result of investments in new manufacturing sites and product launches in both the agricultural and construction equipment segments. Capital expenditures on new product development (inclusive of interim and final Tier 4 emission compliant equipment) and production capacity represented 71% of the total CAPEX spent through the third quarter. The Group expects full year capital expenditures and R&D investment of approximately $1 billion.

CNH’s Equipment Operations ended the period with a net cash position of $2.9 billion. The 31% effective tax rate for the third quarter is lower than the Group’s full year 2012 forecast effective tax rate of 32% to 35%, due primarily to the geographic mix of earnings that resulted in better utilization of the Group’s tax attributes.

For the quarter, net income, before restructuring and exceptional items, was $323 million, an increase of 19%, driven by continued solid market conditions in the agricultural sector, satisfactory industrial performance, and improved results by the Group’s financial services business, largely driven by lower provision for credit losses and higher average portfolio, offsetting the increased costs of research and development and the negative currency translation in the period. This resulted in the Group generating diluted earnings per share of $1.34 (before restructuring and exceptional items), up 19% compared to $1.13 per share in the comparable period of 2011.

2012 Full Year Market Outlook

•	Worldwide agricultural equipment unit volume is expected to be flat to down 5%

•	Worldwide construction equipment unit volume is expected to be flat to down 5%

CNH Confirms Its Guidance For The Full Year 2012

•	Revenues up 5%+

•	Operating Margin in excess of 8.6%

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended		Change
	9/30/2012	9/30/2011
	(US $ in millions, except percentages)
Net Sales of Equipment	$4,003	$3,566	12.3%
Gross Profit	$881	$778	13.2%
Gross Margin	22.0%	21.8%	0.2 pts
Operating Profit	$479	$411	16.5%
Operating Margin	12.0%	11.5%	0.5 pts

CNH Agricultural Equipment Third Quarter Results

CNH’s third quarter net sales of agricultural equipment increased 18% on a constant currency basis (12% on a reported basis) driven by increased volume, positive net pricing, and favorable product mix. All of the Group’s geographic regions reported increased revenue on a constant currency basis. Operating profit increased by $68 million to $479 million at an operating margin of 12.0%, up 50 basis points from the comparable 2011 period.

Third quarter worldwide agricultural equipment market share performance was positive for both tractors and combines, with gains in the high horsepower tractor segment in North America. Combine market share was up in every region except for North America, where the Group performed in line with the market.

CNH worldwide production of agricultural equipment exceeded retail sales in the quarter ahead of scheduled production downtime in the fourth quarter.

At the 2012 Farm Progress show in Iowa, U.S.A., Case IH introduced the 4WD Steiger Rowtrac, equipped with narrow tracks that better adjust to multiple row-crop spacing options, and two folding augers for its combine line-up, which, with length up to 34-feet, achieve precise and safe grain unload on-the-go while reducing the auger displacement when not in use. The brand also unveiled a redesigned cab for its Axial-Flow combine series including improved ergonomics on the Multifunction Propulsion Handle command console.

New Holland Agriculture launched five new FR forage harvester models in Europe, which deliver between 450-824hp and offer industry-leading chop quality and productivity, as well as featuring the new ultra-wide IntelliView IV color touchscreen monitor. New Holland, leveraging on the long term strategic partnership signed with Orkel, introduced a new series of professional fixed chamber Roll Balers. In addition, the brand enhanced its ground care Boomer Compact Tractor 3000 range introducing an upgraded EasyDrive continuously variable transmission. In North America, New Holland introduced several updated products at the Farm Progress show, including: the new 840CD rigid draper head specifically designed to match the CR series Twin Rotor and the CX8000 super-conventional combines, which provide uniform crop flow up to 45 feet of cutting widths.

New Holland, in partnership with Semeato, received the first prize in the Innovation Category at Expointer, the largest fair in Southern Brazil, for its ISOBUS communication system between tractor and the SOLTT planter. At the CIAME trade show in China, the brand displayed the Braud 9080L grape harvester, the first ever to be introduced into the country. In the Republic of Georgia, New Holland was awarded a contract by the Ministry of Agriculture for the supply of over 100 tractors and combine harvesters.

Construction Equipment

	Quarter Ended		Change
	9/30/2012	9/30/2011
	(US $ in millions, except percentages)
Net Sales of Equipment	$830	$1,047	-20.7%
Gross Profit	$107	$167	-35.9%
Gross Margin	12.9%	16.0%	-3.1 pts
Operating Profit	$(15)	$49	NA
Operating Margin	(1.8)%	4.7%	-6.5 pts

CNH Construction Equipment Third Quarter Results

CNH’s construction equipment third quarter 2012 net sales decreased 14% on a constant currency basis (-21% on a reported basis) as industry recovery slowed considerably in every region with Latin America decreasing 12% year-over-year in the quarter and the APAC market continuing to be down for the third consecutive quarter. Reduced commercial volumes and industrial capacity absorption and adverse currency impact resulted in a $15 million operating loss for the quarter.

CNH’s worldwide construction equipment market share was in line with the market in the third quarter, with gains in Latin America as a result of new product launches and good equipment availability.

CNH’s worldwide production of construction equipment was moderately below retail sales during the quarter, as a result of the action taken to balance inventory levels, especially in Latin America and Europe. The Group expects to continue producing below retail sales levels during the fourth quarter of the year.

Case Construction Equipment introduced its new Tier 4A/Stage IIIB H Series rough-terrain forklifts and 570N XT tractor loaders in North America. In Latin America, Case launched the new 5.5-ton CX55B compact excavator, specifically designed for residential applications. Case Construction Equipment launched the SR Series skid steer loaders in India; the SR130 and SR150 models offer unmatched power to weight ratio, increased torque and enhanced operator comfort and visibility.

In Latin America, New Holland Construction launched the new LM1445 and LM1745 telehandlers, extending the lift-height range to 17 meters and the new E55B compact excavator. New Holland Construction now offers one of the most complete compact product lines in the region.

CNH Financial Services Third Quarter Results

	Quarter Ended		Change
	9/30/2012	9/30/2011
	(US $ in millions, except percentages)
Net Income	$71	$53	34.0%
On-Book Asset Portfolio	$16,931	$15,028	12.7%
Managed Asset Portfolio	$19,239	$17,627	9.1%

Net income attributable to Financial Services was $71 million for the quarter, compared with $53 million in the third quarter of 2011. Improved results were due to lower provision for credit losses and higher average portfolio, partially offset by a higher provision for income taxes.

At the end of the third quarter of 2012, delinquent receivables greater than 30 days past due were 1.3% of the total on-book portfolio, a decrease from 1.6% at the end of the second quarter of 2012.

Unconsolidated Equipment Operations Subsidiaries

Third quarter results for the Group’s unconsolidated Equipment Operations subsidiaries were $21 million, relatively unchanged from the comparable period of 2011.

Combination Transaction Proposal From Fiat Industrial

On October 15, 2012, the special committee of unconflicted CNH directors appointed to evaluate the business combination proposal between Fiat Industrial S.p.A. and CNH Global N.V., in consultation with their financial and legal advisors, unanimously concluded that the proposal submitted by Fiat Industrial was inadequate and would not be in the best interests of CNH and its shareholders. The special committee and Fiat Industrial and their respective advisors are continuing to meet to explore whether the parties can reach agreement on revised terms for the proposed merger transaction.

Equipment Operations Cash Flow and Net Debt

	Year to Date
	9/30/2012	9/30/2011
	(US $ in millions)
Net Income	$945	$735
Depreciation & Amortization	238	231
Cash Change in Working Capital*	(907)	(715)
Other	174	139

Net Cash Provided by Operating Activities	450	390
Net Cash (Used) by Investing Activities**	(364)	(275)
All Other	75	(33)

Increase in Net (Cash)	$161	$82

Net (Cash)	$(2,892)	$(2,277)

*	Net cash change in receivables, inventories and payables including inter-segment receivables and payables.
**	Excluding Net (Deposits In)/Withdrawals from Fiat Industrial Cash Management Systems, as they are a part of Net (Cash).

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call on October 31, 2012 to review third quarter 2012 results. The conference call webcast will begin at 9:00 a.m. U.S. Central Time (10:00 a.m. U.S. Eastern Time). This call can be accessed through the investor information section of the company’s website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G, as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations Gross Profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations Operating Profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations Gross Margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations Operating Margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat Industrial affiliates cash management pool and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat Industrial, risks related to our relationship with Fiat Industrial, the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2011.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended September 30, 2012 and 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2012	2011	2012	2011	2012	2011
	(in millions, except per share data)
Revenues:
Net sales	$4,833	$4,613	$4,833	$4,613	$—	$—
Finance and interest income	249	284	42	45	321	353

	5,082	4,897	4,875	4,658	321	353

Costs and Expenses:
Cost of goods sold	3,845	3,668	3,845	3,668	—	—
Selling, general and administrative	427	470	364	354	63	116
Research, development and engineering	160	131	160	131	—	—
Restructuring	—	(3)	—	(3)	—	—
Interest expense	163	191	79	94	125	135
Interest compensation to Financial Services	—	—	73	76	—	—
Other, net	55	82	26	51	29	31

Total	4,650	4,539	4,547	4,371	217	282

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	432	358	328	287	104	71
Income tax provision	134	110	98	89	36	21

Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	3	3	71	53	3	3
Equipment Operations	21	20	21	20	—	—

Net income	322	271	322	271	71	53
Net loss attributable to noncontrolling interests	(1)	(3)	(1)	(3)	—	—

Net income attributable to CNH Global N.V.	$323	$274	$323	$274	$71	$53

Weighted average shares outstanding:
Basic	240	240

Diluted	241	240

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:

Basic EPS	$1.35	$1.15

Diluted EPS	$1.34	$1.14

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2011.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Nine Months Ended September 30, 2012 and 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011	2012	2011
	(in millions, except per share data)
Revenues:
Net sales	$14,498	$13,291	$14,498	$13,291	$—	$—
Finance and interest income	762	853	109	133	980	1,045

	15,260	14,144	14,607	13,424	980	1,045

Costs and Expenses:
Cost of goods sold	11,542	10,675	11,542	10,675	—	—
Selling, general and administrative	1,286	1,340	1,091	1,017	195	323
Research, development and engineering	471	372	471	372	—	—
Restructuring	2	—	2	—	—	—
Interest expense	521	593	249	290	374	414
Interest compensation to Financial Services	—	—	225	214	—	—
Other, net	171	186	89	100	82	86

Total	13,993	13,166	13,669	12,668	651	823

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,267	978	938	756	329	222
Income tax provision	397	332	280	259	117	73
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	10	10	222	159	10	10
Equipment Operations	65	79	65	79	—	—

Net income	945	735	945	735	222	159
Net loss attributable to noncontrolling interests	(2)	(11)	(2)	(11)	—	—

Net income attributable to CNH Global N.V.	$947	$746	$947	$746	$222	$159

Weighted average shares outstanding:
Basic	240	239

Diluted	242	240

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:

Basic EPS	$3.94	$3.12

Diluted EPS	$3.92	$3.10

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2011.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

AND SUPPLEMENTAL INFORMATION

As of September 30, 2012 and December 31, 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Sep. 30, 2012	Dec. 31, 2011	Sep. 30, 2012	Dec. 31, 2011	Sep. 30, 2012	Dec. 31, 2011
	(in millions)
ASSETS
Cash and cash equivalents	$998	$2,055	$307	$1,251	$691	$804
Deposits in Fiat Industrial subsidiaries’ cash management system	4,218	4,116	3,888	3,980	330	136
Accounts, notes receivable and other, net	16,759	14,491	1,034	894	16,196	14,072
Intersegment notes receivable	—	—	3,052	1,993	535	693
Inventories	4,163	3,662	4,163	3,662	—	—
Property, plant and equipment, net	2,074	1,936	2,072	1,934	2	2
Equipment on operating leases, net	759	666	11	7	748	659
Investment in Financial Services	—	—	2,255	2,045	—	—
Investments in unconsolidated affiliates	510	506	413	423	97	83
Goodwill and other intangibles	3,064	3,084	2,907	2,926	157	158
Other assets	2,780	3,577	1,622	2,065	1,158	1,512

Total Assets	$35,325	$34,093	$21,724	$21,180	$19,914	$18,119

LIABILITIES AND EQUITY
Short-term debt	$4,980	$4,072	$323	$144	$4,657	$3,928
Accounts payable	2,918	2,952	3,037	3,219	344	199
Long-term debt, including current maturities	12,582	13,038	3,497	3,656	9,085	9,382
Intersegment debt	—	—	535	693	3,052	1,993
Accrued and other liabilities	5,888	6,107	5,376	5,545	520	571

Total Liabilities	$26,368	$26,169	$12,768	$13,257	$17,658	$16,073
Equity	8,957	7,924	8,956	7,923	2,256	2,046

Total Liabilities and Equity	$35,325	$34,093	$21,724	$21,180	$19,914	$18,119

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2011.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Nine Months Ended September 30, 2012 and 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,
	2012	2011	2012	2011	2012	2011
	(in millions)
Operating activities:
Net income	$945	$735	$945	$735	$222	$159
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation and amortization	334	320	238	231	96	89
Intersegment activity	—	—	(203)	(147)	203	147
Changes in operating assets and liabilities	(1,530)	(952)	(178)	(219)	(1,352)	(733)
Other, net	(70)	(37)	(352)	(210)	63	14

Net cash (used in) provided by operating activities	(321)	66	450	390	(768)	(324)

Investing activities:
Expenditures for property, plant and equipment	(334)	(218)	(334)	(218)	—	—
Expenditures for equipment on operating leases	(316)	(258)	(6)	(2)	(310)	(256)
Net additions from retail receivables	(700)	(211)	—	—	(700)	(211)
Net (deposits in) withdrawals from Fiat Industrial	(74)	(2,009)	118	(2,046)	(192)	37
Other, net	228	105	(24)	(55)	248	160

Net cash used in investing activities	(1,196)	(2,591)	(246)	(2,321)	(954)	(270)

Financing activities:
Intersegment activity	—	—	(1,221)	(76)	1,221	76
Net increase (decrease) in indebtedness	456	144	33	(351)	423	495
Other, net	28	26	46	26	(17)	—

Net cash provided by (used in) financing activities	484	170	(1,142)	(401)	1,627	571

Effect of foreign exchange rate changes on cash and cash equivalents	(24)	(61)	(6)	(18)	(18)	(43)

Decrease in cash and cash equivalents	(1,057)	(2,416)	(944)	(2,350)	(113)	(66)
Cash and cash equivalents, beginning of period	2,055	3,618	1,251	2,934	804	684

Cash and cash equivalents, end of period	$998	$1,202	$307	$584	$691	$618

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2011.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH Global N.V.

TOTAL DEBT AND NET DEBT (CASH)

For the Nine Months Ended September 30, 2012 and the Year Ended December 31, 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Sep. 30,	Dec. 31,	Sep. 30,	Dec. 31,	Sep. 30,	Dec. 31,
	2012	2011	2012	2011	2012	2011
	(in millions)
Short-term debt:
With Fiat Industrial subsidiaries	$605	$325	$221	$80	$384	$245
Owed to securitization investors	2,942	2,302	—	—	2,942	2,302
Other	1,433	1,445	102	64	1,331	1,381
Intersegment	—	—	—	95	2,518	1,394

Total short-term debt	4,980	4,072	323	239	7,175	5,322

Long-term debt:
With Fiat Industrial subsidiaries	70	314	19	65	51	249
Owed to securitization investors	6,669	6,511	—	—	6,669	6,511
Other	5,843	6,213	3,478	3,591	2,365	2,622
Intersegment	—	—	535	598	534	599

Total long-term debt	12,582	13,038	4,032	4,254	9,619	9,981

Total debt:
With Fiat Industrial subsidiaries	675	639	240	145	435	494
Owed to securitization investors	9,611	8,813	—	—	9,611	8,813
Other	7,276	7,658	3,580	3,655	3,696	4,003
Intersegment	—	—	535	693	3,052	1,993

Total debt	$17,562	$17,110	$4,355	$4,493	$16,794	$15,303

Less:
Cash and cash equivalents	998	2,055	307	1,251	691	804
Deposits in Fiat Industrial subsidiaries’ cash management system	4,218	4,116	3,888	3,980	330	136
Intersegment notes receivable	—	—	3,052	1,993	535	693

Net debt (cash)	$12,346	$10,939	$(2,892)	$(2,731)	$15,238	$13,670

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months and Nine Months Ended September 30, 2012 and 2011

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2012	2011	% Change	2012	2011	% Change
	(in millions, except percentages)
1. Revenues and net sales:
Net sales
Agricultural equipment	$4,003	$3,566	12.3%	$11,643	$10,488	11.0%
Construction equipment	830	1,047	-20.7%	2,855	2,803	1.9%

Total net sales	4,833	4,613	4.8%	14,498	13,291	9.1%
Financial services	321	353	-9.1%	980	1,045	-6.2%
Eliminations and other	(72)	(69)		(218)	(192)

Total revenues	$5,082	$4,897	3.8%	$15,260	$14,144	7.9%

2. Net sales on a constant currency basis:

Agricultural equipment net sales	$4,003	$3,566	12.3%	$11,643	$10,488	11.0%
Effect of currency translation	211		5.9%	522		5.0%

Agricultural equipment net sales on a constant currency basis	$4,214	$3,566	18.2%	$12,165	$10,488	16.0%

Construction equipment net sales	$830	$1,047	-20.7%	$2,855	$2,803	1.9%
Effect of currency translation	69		6.6%	157		5.6%

Construction equipment net sales on a constant currency basis	$899	$1,047	-14.1%	$3,012	$2,803	7.5%

Total Equipment Operations net sales on a constant currency basis	$5,113	$4,613	10.8%	$15,177	$13,291	14.2%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three and Nine Months Ended September 30, 2012 and 2011

(Unaudited)

3. Equipment Operations gross and operating profit and margin:

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2012		2011		2012		2011
	(in millions, except percentages)
Net sales	$4,833	100.0%	$4,613	100.0%	$14,498	100.0%	$13,291	100.0%
Less:
Cost of goods sold	3,845	79.6%	3,668	79.5%	11,542	79.6%	10,675	80.3%

Equipment Operations gross profit	$988	20.4%	$945	20.5%	$2,956	20.4%	$2,616	19.7%
Less:
Selling, general and administrative	364	7.5%	354	7.7%	1,091	7.5%	1,017	7.7%
Research and development	160	3.3%	131	2.8%	471	3.2%	372	2.8%

Equipment Operations operating profit	$464	9.6%	$460	10.0%	$1,394	9.6%	$1,227	9.2%

Gross profit and margin:
Agricultural equipment	$881	22.0%	$778	21.8%	$2,556	22.0%	$2,219	21.2%
Construction equipment	107	12.9%	167	16.0%	400	14.0%	397	14.2%

Equipment Operations gross profit	$988	20.4%	$945	20.5%	$2,956	20.4%	$2,616	19.7%

Operating profit and margin:
Agricultural equipment	$479	12.0%	$411	11.5%	$1,358	11.7%	$1,169	11.1%
Construction equipment	(15)	-1.8%	49	4.7%	36	1.3%	58	2.1%

Equipment Operations operating profit	$464	9.6%	$460	10.0%	$1,394	9.6%	$1,227	9.2%

4. Net income and diluted earnings per share before restructuring and exceptional items:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(in millions, except per share data)
Net income attributable to CNH	$323	$274	$947	$746

Restructuring:
Restructuring, net of tax	—	(2)	1	—
Exceptional item:
(Gain) on purchase of business, net of tax	—	—	—	(16)

Net income before restructuring and exceptional items	$323	$272	$948	$730

Weighted average common shares outstanding - diluted	241	240	242	240

Diluted earnings per share before restructuring and exceptional items	$1.34	$1.13	$3.93	$3.03

14

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Nine Months Ended September 30, 2012

(Unaudited)

5. Equipment Operations cash generated from working capital:

	Balance as of December 31, 2011	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of September 30, 2012	Cash used by Working Capital
	(in millions)
Accounts, notes receivable and other – net – Total	$894	$33	$4	$1,034	$(177)
Inventories	3,662	37	18	4,163	(556)
Accounts payable - Total	(3,219)	(8)	—	(3,037)	(174)

Working Capital	$1,337	$62	$22	$2,160	$(907)

Note: Working Capital is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

15

2012 Third Quarter Financial Results October 31, 2012

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
Management Participants
Richard Tobin
President and Chief Executive Officer
Camillo Rossotto
Chief Financial Officer
Andrea Paulis
Treasurer
Manfred Markevitch
Head of Investor Relations
2
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
Forward Looking Statement
3
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
This presentation  includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of
the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this presentation, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may,” “will,”
“expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,”
or similar terminology.
Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat Industrial, risks related to our relationship with Fiat Industrial, the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2011.
Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
Third Quarter 2012 Highlights
Net Sales increase of 5% (11% cc basis) to $4.8 billion in the third quarter and up 9% (14% cc basis)
to $ 14.5 billion in the first nine months
Agricultural equipment:
+12%
(+18%
constant currency basis) in the third quarter
+11%
(+16%
constant currency basis) in the first nine months
Construction equipment:
-21%
(- 14%
constant currency basis) in the third quarter
+2%
(+8%
constant currency basis) in the first nine months
Equipment Operations Operating Profit of $464 million, an increase of 1% in the third quarter and of
$1.4 billion, an increase of 14% in the first nine months
Third Quarter Operating Margin at 9.6%
First Nine Months Operating Margin at 9.6%
Equipment Operations first nine months operating cash flow up 15% to $450 million and net cash position increased by $161 million to $2.9 billion at the end of the first nine months
Net income before restructuring and exceptional items of $323 million in the third quarter (+19%) and of $948 million (+30%) in the first nine months
Q3 2012 YTD 2012
Diluted EPS: $1.34/share $3.92/share
Diluted EPS before restructuring and exceptional items: $1.34/share $3.93/share
4
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

Financial Highlights – Third Quarter
5
*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
09/30/12 09/30/11 Change
Net Sales of Equipment 4,833 $      4,613 $      5%
Equipment Operations Operating Profit * 464 $         460 $         1%
Financial Services Net Income 71 $          53 $          34%
Net Income Before Restructuring and Exceptional Items * 323 $         272 $         19%
Diluted EPS Before Restructuring and Exceptional Items * 1.34 $        1.13 $        19%
Equipment Operations Operating Cash Flow 169 $         158 $         7%
Equipment Operations Net (Cash) * (2,892) $     (2,277) $     27%
Quarter Ended
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

Net Sales by Geographic Region*
– Third Quarter
6
*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+14%
+4%
+16%
+9%
+11%
Net Sales
Change Y-o-Y
@ const. currency
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
$1,592
$1,214
$1,562
$1,948
$2,220
$1,730
$951
$916
$1,352
$1,292
$701
$429
$661
$761
$739
$303
$366
$401
$552
$582
$4,326
$2,960
$3,540
$4,613
$4,833
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
2008 2009 2010 2011 2012
North America EAME & CIS Latin America APAC

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
Net Sales Growth Composition
– Third Quarter
7
(U.S. GAAP, US$ in mils.)
•
Organic Growth: 11% organic growth driven by an 18% growth in all reporting regions in the agricultural segment, construction equipment sales were down 14% on a constant currency basis as industry recovery slowed in every region
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
3,566
4,214
4,003
1,047
899
830
$4,613
+10.8%
$5,113
(5.5%)
$4,833
$500
($280)
Q3 '11 Organic Growth Q3 '12 @ constant
currency
FX impact Q3 '12 as reported
Agriculture Equipment Construction Equipment

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
Translation Impact on Net Sales
8
(US$ in millions)
-10%
change
Q3 '12
Average FX
+10%
change
USD/EUR 1.1264 1.2515 1.3767
Net Sales Impact (69) - 69
BRL/USD 1.8255 2.0283 2.2311
Net Sales Impact 56 - (56)
Q3 '12 Average FX: Exchange rate used to prepare CNH Q3 '12 Income Statement
Sensitivity Analysis - Q3 2012 Net Sales Impact
Sep-12 Dec-11 Sep-12 Dec-11 Sep-12 Dec-11
Eurozone EUR 1.2930 1.2939 1.2808 1.4032 1.2515 1.4393
Brazil BRL 2.0288 1.8671 1.9169 1.6304 2.0283 1.5950
Canada CAD 0.9810 1.0213 1.0024 0.9767 0.9953 0.9677
United Kingdom GBP 1.6202 1.5490 1.5773 1.6163 1.5805 1.6305
Australia AUD 1.0387 1.0170 1.0345 1.0332 1.0431 1.0618
Exchange rate against USD
Income Statement
End of period Rates YTD Average Rates QTD Average Rates
Balance sheet
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
USD
51%
EUR
14%
BRL
12%
CAD
8%
GBP
3%
AUD
5%
Other
7%
Q3 2012 Net Sales by Currency

Equipment Operations
Operating Profit* Evolution – third Quarter
•
Increased volume for AG equipment
•
Better mix, positive pricing, and efficient purchasing for both AG and CE
•
R&D spending continues to be at elevated levels as CNH is investing in new products and engine emissions compliance programs
•
Other includes adverse currency impact, mainly related to the USD against the euro and the Brazilian real
9
*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
$460
$464
$68
$169
($30)
($30)
($37)
($136)
Q3 '11 Volume &
Mix
Net Pricing Production
Cost
SG&A R&D Other Q3 '12

Equipment Operations
Change in Net Debt (Cash)* – First Nine Months
10
(U.S. GAAP, US$ in mils.)
09/30/12 09/30/11
Net Income 945 $        735 $
Depreciation & Amortization 238          231
Accounts Receivable (177)         (162)
Inventories (556)         (876)
Accounts Payable (174)         323
Cash Change in Working Capital ** (907)         (715)
Other 174          139
Net Cash From Operating Activities 450          390
Net Cash From Investing Activities *** (364)         (275)
All Other, Including FX Impact for the Period 75            (33)
Increase in Net (Cash) 161 $        82 $
Year-to-Date
* See Appendix for Definition and U.S. GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat Industrial Cash Management System, as they are part of Net Debt (Cash)
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
Inventory Reductions
(In Units of Equipment)
11
• Third quarter overproduction vs. retail 6% ahead of
scheduled production downtime in the fourth quarter
• Expected underproduction vs. retail in the fourth quarter
• Third quarter underproduction vs. retail 3%
• Expected underproduction vs. retail in the fourth quarter
* Excluding Joint Ventures
Source: CNH Internal Data
Agricultural Equipment
(Major Equipment)
Construction Equipment
(Light & Heavy)
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

September 2012 YTD CAPEX $334 million
12
•
Harbin, China
•
Manufacturing facility to be completed in Q1-2014
•
Production to start by mid 2014
•
Cordoba, Argentina
•
Manufacturing facility to be completed in Q4-2012
•
Production to start at the beginning of 2013 with additional products being added though  Q4-2013
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
CAPEX by Category CAPEX by Region
20%
37%
34%
9%
15%
39%
23%
23%

Market Outlook 13 CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

Industry Drivers: AG and CE Equipment
– IHS Global Insight

Source: IHS Global Insight October 2012
2010 2011 Est. 2012 F YoY 2013 F 2014 F 2015 F
Corn 163 277 285 2.9% 320 230 241
Soybeans 365 483 502 3.9% 569 485 439
Wheat 213 270 287 6.2% 355 321 300
IHS Global Insight 80.4 117.9 120.5 2.2% 107.0 105.8 93.7
USDA - Aug. 2012 80.4 117.9 122.2 3.7%
Housing Starts - Thousand Units 586 612 751 22.7% 951 1,276 1,585
Construction Spending - USD billion 708 $       735 $    824 $    12.2% 893 $    1,058 $    1,233 $
World 4.0% 2.7% 2.3% 2.3% 3.2% 3.8%
North America 2.5% 1.9% 2.1% 1.8% 2.8% 3.4%
Europe 2.2% 1.8% 0.0% 0.3% 1.1% 2.2%
Former Soviet Union 4.6% 5.0% 3.7% 3.5% 4.1% 4.2%
Asia less Japan 8.4% 6.5% 5.6% 5.9% 6.5% 6.8%
Latin America 6.3% 4.5% 3.0% 3.7% 4.4% 4.2%
6.88 6.96 7.03 1.1% 7.11 7.19 7.26
World Population - billion
Global Commodity Prices - USD/metric ton
Net Farm Income - USD billion
U.S. Construction Activity
Gross Domestic Product Growth - YoY % Change
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

CNH Units Volume* third Quarter
Agricultural and Construction Equipment

Combines
Tractors
Light
Heavy
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
Industry CNH Industry CNH
(change vs. prior year) (performance relative to mkt) (change vs. prior year) (performance relative to mkt)
WW (6%) WW 2%
NA 7% NA 15%
<40hp 8% EAME & CIS (3%)
40+hp 7% LA (11%)
EAME & CIS (8%) APAC Flat
LA 9%
APAC (10%)
WW 4% WW (13%)
NA 11% NA 27%
EAME & CIS 3% EAME & CIS 8%
LA (1%) LA (14%)
APAC (21%) APAC (28%)
WW AG (6%) WW CE (5%)
Q3 '12 Q3 '12
*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results

Industry Units Volume* Full Year Outlook
Agricultural and Construction Equipment

FY '12 FY '12
Industry Industry
(change vs. prior year) (change vs. prior year)
WW (0-5%) WW 5-10%
NA 0-5% NA ~+25%
  <40hp ~+5% EAME & CIS 0-5%
  40+hp 0-5% LA 0-5%
EAME & CIS (0-5%) APAC Flat
LA Flat
APAC ~(5%)
WW (0-5%) WW (10-15%)
NA ~(10%) NA 20-25%
EAME & CIS 5-10% EAME & CIS 5-10%
LA (0-5%) LA (5-10%)
APAC (5-10%) APAC (25-30%)
WW AG (0-5%) WW CE (0-5%)
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
Heavy
Combines
Tractors
Light
*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results

CNH Agricultural & Construction Equipment
Main product launches

CASE Construction:
Tier 4 interim H Series
Forklifts and N Series
Tractor Loaders in North
America
CX55B Mini Excavator in
Latin America
SR130 and SR150  Skid Steer
Loaders in India
New Holland Agriculture:
FR forage harvester models
in Europe
New series of professional
fixed chamber Roll Balers,
leveraging on the long term
strategic partnership signed
with Orkel
New Holland Construction:
E55B Mini Excavator in Latin
America
LM1445F & LM1745
Telehandler in Latin America
CASE IH Agriculture:
4WD Steiger Rowtrac,
narrow tracks in North
America
Combine line-up now
available with optional
folding auger with length up
to 34-feet
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

CNH Financial Services
Main funding transactions in Q3 2012
Subsequent transaction

• Continued access to the US ABS market with a $752 million retail ABS priced at a AAA blended spread of 15bps over benchmark, the best spread since 2007.
• Continued access to the Canadian ABS market with a new C$462 million private retail ABS.
• Renegotiation of the $1.2 billion U.S. retail warehouse facility, now expiring in September 2014, to maintain its long term nature
• Establishment of a new € 500mn ABCP Pan-European wholesale 3 years facility
• Renewal and increase of a maturing ABCP US wholesale facility  from $500 million to $900 million
• Second successful issue from CNH Capital LLC of a $750 million 3.875% 3 Year note closed on
October 18th
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

For Further Information
Please Contact Investor Relations:
Manfred Markevitch Head of Investor Relations
Federico Catasta
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
Tel: +1-630-887-3745
Fax: +1-630-887-3890
E-mail: wwinvestorrelations@cnh.com
Website: www.cnh.com

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

Appendix

Financial Data – First Nine Months 21 CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

Financial Highlights – First Nine Months

*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
09/30/12 09/30/11 Change
Net Sales of Equipment 14,498 $    13,291 $    9%
Equipment Operations Operating Profit * 1,394 $      1,227 $      14%
Financial Services Net Income 222 $         159 $         40%
Net Income Before Restructuring and Exceptional Items * 948 $         730 $         30%
Diluted EPS Before Restructuring and Exceptional Items * 3.93 $        3.03 $        30%
Equipment Operations Operating Cash Flow 450 $         390 $         15%
Equipment Operations Net (Cash) * (2,892) $     (2,277) $     27%
Year-to-Date
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

Net Sales by Geographic Region*
– First Nine Months

*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+18%
+12%
+12%
+8%
+14%
Net Sales
Change Y-o-Y
@ const. currency
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
$4,648
$4,115
$4,550
$5,525
$6,486
$6,266
$3,479
$3,146
$4,295
$4,523
$1,914
$1,075
$1,930
$2,087
$2,040
$876
$901
$1,089
$1,384
$1,449
$13,704
$9,570
$10,715
$13,291
$14,498
-$1,000
$1,000
$3,000
$5,000
$7,000
$9,000
$11,000
$13,000
$15,000
2008 2009 2010 2011 2012
North America EAME & CIS Latin America APAC

Net Sales Growth Composition
– First Nine Months

(U.S. GAAP, US$ in mils.)
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
10,488
12,165
11,643
2,803
3,012
2,855
$13,291
+14.2%
$15,177
(4.5%)
$14,498
$1,886
($679)
Sept. '11 YTD Organic Growth Sept. '12 YTD @
constant currency
FX impact Sept. '12 YTD as
reported
Agriculture Equipment Construction Equipment

Equipment Operations
Operating Profit* Evolution – First Nine Months

*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
$1,227
$1,394
$311
$381
($137)
($124)
($116)
($148)
YTD '11 Volume &
Mix
Net Pricing Production
Cost
SG&A R&D Other YTD '12

Geographic Information and Market Share/Position Data 26 CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

Definitions
• Geographic Areas as Defined by CNH are:
North America – United States, Canada, and Mexico
Europe Africa Middle East & Commonwealth of Independent States (EAME & CIS) – 27 EU countries, 10 CIS countries,
Balkans, African continent, and Middle East
Latin America – Central and South America, and the Caribbean Islands
Asia Pacific (APAC) – Continental Asia, and Oceania
• Market Share / Market Position Data
Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the
ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction
Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern
Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported.
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

CNH Agricultural & Construction Equipment
– Net Sales Change Details*

(U.S. GAAP, US$ in mils.)
% Change
vs 2011
of which
Currency
% Change
vs 2011
of which
Currency
North America 14% - 17% (1)%
AG 22 - 17 (1)
CE (17) - 20 -
EAME & CIS (4)% (8)% 5% (7)%
AG - (9) 7 (7)
CE (27) (7) (6) (6)
Latin America (3)% (18)% (2)% (14)%
AG 4 (20) 3 (15)
CE (13) (15) (10) (12)
APAC 6% (4)% 5% (3)%
AG 18 (3) 9 (3)
CE (41) (6) (8) (2)
World 5% (6)% 9% (5)%
AG 12 (6) 11 (5)
CE (21) (7) 2 (6)
Third Quarter 2012 Year-to-Date 2012
*  See Appendix for Geographic Information
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
Credit Lines and Total Debt
The following table summarizes CNH credit lines and total debt:

(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 1,095       745          620       125          350       997       897         775       122         100
BNDES Subsidized Financing 1,377       942          -        942          435       987       896         -        896         91
Assets-Backed Facilities 4,933       3,062       -        3,062       1,871    4,271    2,663      -        2,663      1,608
Uncommitted Lines
with Third Parties 1,752       1,274       54         1,220       478       1,813    1,332      58         1,274      481
with Fiat Industrial 1,918       356          7           349          1,562    2,564    192         7           185         2,372
Total Credit Lines 11,075 6,379 681 5,698 4,696 10,632 5,980 840 5,140 4,652
of which with or guaranteed by Fiat Industrial 2,755      1,193      7           1,186      1,562    3,474    1,088     7           1,081     2,386
Bonds 3,328       2,828    500          3,308      2,808    500
Third Party Loans 7,536       78         7,458       7,375      14         7,361
Fiat Industrial Loans 319          233       86            447         138       309
Intersegment Loans -          535       3,052       -         693       1,993
Total Notes and Loans 11,183   3,674   11,096   11,130 3,653   10,163
Total Debt 17,562   4,355   16,794   17,110 4,493   15,303
December 31, 2011
Drawn
September 30, 2012
Drawn

Equipment Operations
Debt Maturity Schedule

* Bonds are reported net of any premium/discount, and swap adjustments.
(U.S. GAAP, US$ in mils.)
Equipment Operations Outstanding
Sep-12 2012 2013 2014 2015 2016 Beyond
Third Parties 752 $          288 $     224 $     119 $     62 $       36 $       23 $
Bonds * 2,828            -          1,000       -          -          258          1,570
Fiat Industrial 240               221          -          -          -          -          19
Intersegment 535               -          -          -          -          -          535
Total Maturities 4,355 $        509 $     1,224 $  119 $     62 $        294 $     2,147 $
Maturities
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

Non-GAAP Measures 31 CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
Non-GAAP Measures
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under
Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.
CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.
Non-GAAP measures include:
• Net Income Before Restructuring and Exceptional Items
• Operating Profit
• Net Debt (Cash)

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

Net Income Before Restructuring and
Exceptional Items
(U.S. GAAP, US$ in mils., except per share data)
2012 2011 2012 2011
Net income attributable to CNH 323 $            274 $         947 $            746 $
Restructuring, after tax:
Restructuring -               (3)               2                    -
Tax benefit -               1                 (1)                  -
Restructuring, after tax -               (2)               1                    -
Exceptional items:
(Gain) on  purchase of business, net of tax -               -             -               (16)
Net Income before restructuring and exceptional items 323 $            272 $         948 $            730 $
Weighted average common shares outstanding - diluted 241               240            242               240
Diluted earnings per share before restructuring and
exceptional items
1.34 $          1.13 $        3.93 $          3.03 $
Third Quarter Year-to-Date

CNH defines net income before restructuring and exceptional item as net income attributable to CNH, less restructuring charges and exceptional items, after tax. Exceptional items include charges or income that may mask underlying operating results. We believe that net income before restructuring and exceptional items is a useful figure for measuring the performance of our operations.
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

Equipment Operations Operating Profit
CNH defines Equipment Operations Gross Profit as net sales of equipment less cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs.  Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations
Gross and Operating Profit for all periods presented:

CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
(U.S. GAAP, US$ in mils.)
2012
% of
Net Sales
2011
% of
Net Sales
2012
% of
Net Sales
2011
% of
Net Sales
Net sales 4,833 $  4,613 $  14,498 $ 13,291 $
Less:
     Cost of goods sold 3,845 3,668 11,542 10,675
Gross Profit 988 20.4% 945 20.5% 2,956 20.4% 2,616 19.7%
Less:
     Selling, general and administrative 364 354 1,091 1,017
     Research and development 160 131 471 372
Operating Profit 464 $     9.6% 460 $     10.0% 1,394 $    9.6% 1,227 $    9.2%
Agricultural Equipment 479 $     12.0% 411 $     11.5% 1,358 $    11.7% 1,169 $    11.1%
Construction Equipment (15) $      (1.8)% 49 $        4.7% 36 $         1.3% 58 $         2.1%
Third Quarter Year-to-Date
U.S. GAAP Operating Profit by Segment

Equipment Operations IFRS to GAAP
Analysis

The following summarizes trading profit, as reported to Fiat Industrial under IFRS, by segment:
(US$ in mils.)
2012 2011 2012 2011
Agricultural Equipment 477 $        361 $        1,327 $     1,054 $
Construction Equipment (18)            43             15             39
Financial Services 102           71             323           215
Trading Profit Under IFRS 561           475           1,665        1,308
The following reconciles trading profit to operating profit under U.S. GAAP:
Equipment Operations Trading Profit Under IFRS 459 $        404 $        1,342 $     1,093 $
Accounting for Benefit Plans (8)              (7)              (26)            (23)
Intangible Asset Amortization,
   Primarily Development Costs (66)            (18)            (175)          (93)
IFRS Reclassifications * 57             57             175           158
Other Adjustments (4)              (27)            (11)            (8)
Total Adjustments (21)            5               (37)            34
Plus: U.S. GAAP "Other, net" 26             51             89             100
U.S. GAAP Operating Profit 464 $        460 $        1,394 $     1,227 $
Third Quarter Year-to-Date
*    The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012
Trading Profit Under IFRS

Net Debt
The following table sets forth total debt and “Net Debt (Cash)” - total debt (including intersegment debt)
less cash and cash equivalents, deposits in Fiat Industrial subsidiaries cash management systems and intersegment notes receivable - as of September 30, 2012 and December 31, 2011:

30-Sep-12 31-Dec-11 30-Sep-12 31-Dec-11 30-Sep-12 31-Dec-11
With Fiat Industrial subsidiaries 605 $            325 $             221 $            80 $               384 $            245 $
Owed to securitization investors 2,942            2,302            -                -                2,942            2,302
Other 1,433            1,445            102               64                  1,331            1,381
Intersegment -                -                -                95                  2,518            1,394
Total short-term debt 4,980 $         4,072 $         323 $            239 $             7,175 $         5,322 $
With Fiat Industrial subsidiaries 70 $              314 $             19 $              65 $               51 $              249 $
Owed to securitization investors 6,669            6,511            -                -                6,669            6,511
Other 5,843            6,213            3,478            3,591            2,365            2,622
Intersegment -                -                535               598                534               599
Total long-term debt 12,582 $      13,038 $       4,032 $         4,254 $         9,619 $         9,981 $
With Fiat Industrial subsidiaries 675 $            639 $             240 $            145 $             435 $            494 $
Owed to securitization investors 9,611            8,813            -                -                9,611            8,813
Other 7,276            7,658            3,580            3,655            3,696            4,003
Intersegment -                -                535               693                3,052            1,993
Total debt 17,562 $      17,110 $       4,355 $         4,493 $         16,794 $      15,303 $
Cash and cash equivalents 998 $            2,055 $         307 $            1,251 $         691 $            804 $
Deposits in cash management systems
With Fiat Industrial subsidiaries 4,218            4,116            3,888            3,980            330               136
Intersegment notes receivable -                -                3,052            1,993            535               693
Net debt (cash) 12,346 $      10,939 $       (2,892) $       (2,731) $       15,238 $      13,670 $
Less:
Consolidated Equipment Operations Financial Services
(US$ in millions)
Short-term debt:
Long-term debt:
Total debt:
CNH Global N.V. Third Quarter 2012 Conference Call – October 31, 2012

End